CASSIDY MEDIA, INC. DBA Diamond Entertainment
CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED
August 26, 2020

(unaudited)

BALANCE SHEET

Diamond Entertainment of Cassidy Media, Inc.

August 26, 2020

ASSETS

CURRENT ASSETS

Cash	15000	
Accounts receivable	0.00	
Inventory	0.00	
Prepaid expenses	0.00	
Short-term investments	0.00	
TOTAL CURRENT ASSETS		15000

NON-CURRENT ASSETS

Property/land	0.00	
Furniture	0.00	
Vehicles	0.00	
Equipment/tools	0.00	
Long-term investments	0.00	
TOTAL NON-CURRENT ASSETS		0
TOTAL ASSETS		**15000**

LIABILITIES

CURRENT LIABILITIES

Accounts payable	0.00	
Payroll	10000	
Sales tax	0.00	
Income tax payable	1500	
Short-term loans	0.00	
	0.00	
	11500	
TOTAL CURRENT LIABILITIES		15500

LONG-TERM LIABILITIES

Long-term loans	0.00	
Other long-term liabilities	0.00	
TOTAL LONG-TERM LIABILITIES		0.00
TOTAL LIABILITIES		**15500**

OWNER'S EQUITY

Owner's investment	55000	
Owner's drawings	10000	
Retained earnings	45000	
TOTAL OWNER'S EQUITY		**45000**

TOTAL LIABILITIES AND OWNERS EQUITY		**60500**

Cassidy Media, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
AUGUST 26, 2020

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from inception (July 11, 2020) through August 26, 2020.

Cassidy Media, Inc., was incorporated in the State of Delaware on July 11, 2020, and has issued 10,000,000 in common stock.

The following equity/share equivalency will be distributed in Cassidy Media:

a. David C. Cassidy - 75.01%

b. Ian Gayman - 3.33%

c. Chih Husan Wu - 3.33%

d. Saury A. Mejia - 3.33%

e. Andrew Mohoric - 5%

f. Jordan Norwood - 10%

g. Yana Markedonova - 0.5%

Fiscal Year

The Company operates on a December 31st year−end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Cassidy Media, Inc., and Cassidy Media, Inc. (collectively, the "Company). Cassidy Media, Inc is fully owned by Cassidy Media, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.